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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                             DATED FEBRUARY 12, 2003

                        Commission File Number 000-13727

                            PAN AMERICAN SILVER CORP.
                            -------------------------
                               (Registrant's name)


                           SUITE 1500, 625 HOWE STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
                   -------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F [ ]               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Pan American Silver Corp., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 12, 2003
         PAN AMERICAN SILVER CORP.



By:
/s/  Ross Beaty
----------------------------
Ross Beaty
Chairman and C.E.O.


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       [PAN AMERICAN SILVER CORP. AND CORNER BAY SILVER INC. LETTERHEAD]

                                                                [CB SILVER LOGO]


                                  NEWS RELEASE

February 12, 2003

              PAN AMERICAN AND CORNER BAY MOVE TO COMPLETE MERGER


Vancouver, British Columbia and Toronto, Ontario.....Pan American Silver Corp
(Nasdaq - PAAS; TSX - PAA) and Corner Bay Silver Inc. (TSX - BAY) are pleased to announce that due to recent positive events in procuring water for the Alamo Dorado silver project in Mexico, the Companies are proceeding to complete the merger approved by shareholders of each company in September. The Hydraulic Committee governing water users within the district unanimously approved an amended agreement in mid-January that would transfer the required amount of water proportionately from all the users in the district to Corner Bay. In addition, senior officials of the Mexican Federal water-governing board (CoNAgua or CNA), at a meeting yesterday in Mexico City, endorsed the decision of the Hydraulic Committee. Pan American and Corner Bay have scheduled the closing of the transaction for February 20th, pending final Board and regulatory approvals.


                                     - End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175

Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240






CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.





               910 - 55 UNIVERSITY AVE, TORONTO, ON CANADA M5J 2H7
                        TEL 416.368.6240 FAX 416.368.7141
                             www.cornerbaysilver.com
                             -----------------------
              1500 - 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
                       TEL 604.684.1175 FAX 604.684.0147
                           www.panamericansilver.com
                           -------------------------